Filed by New Focus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: New Focus, Inc.

Commission File No.: 000-29811

This filing relates to a proposed merger (the “Merger”) between Bookham Technology plc (“Bookham”) and New Focus, Inc. (“New Focus”) pursuant to the terms of an Agreement and Plan of Merger, dated as of September 21, 2003, by and among Bookham, Budapest Acquisition Corp. and New Focus.

On January 14, 2003, New Focus communicated the following message to its employees.

Dear New Focus Employees,

We would like to inform you of the expected post-merger roles of our currently named executive officers (i.e. Nic Pignati, Bill Potts, Tim Day, Scott Dunbar, and Nadim Maluf) and certain members of the New Focus board of directors, assuming the successful completion of the Bookham transaction. These disclosures were part of the amended joint proxy statement/prospectus on Form F-4 filed with the SEC today (January 14, 2004).

Of our named executive officers, Scott Dunbar and Nadim Maluf expect to receive offers of employment with Bookham following the completion of the merger. Scott is expected to serve as Vice President—General Manager, Bookham New Focus, and Nadim is expected to serve as Vice President—Marketing, Bookham New Focus. Bill, Tim and I are not expected to continue employment with the combined company following the completion of the merger. Additionally, two members of the New Focus board of directors, Peter Bordui and Winston Fu, will be appointed as members of the Bookham board following the merger.

As part of our regular all employee meeting scheduled for February 5th, we will discuss organizational structure and management roles in greater depth.

Thanks.

Nic

Nic Pignati

Chairman, President & CEO

New Focus, Inc.

Additional Information And Where To Find It:

On January 14, 2003, Bookham Technology plc filed Amendment No. 3 to Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the merger transaction involving Bookham Technology and New Focus and this Registration Statement on Form F-4 contains a joint proxy statement/prospectus that Bookham Technology and New Focus, Inc. filed in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by New Focus, Inc. by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.

Bookham Technology and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding the directors and executive officers of Bookham Technology is also included in Bookham Technology’s Annual Report on Form 20-F, which was initially filed with the Securities and Exchange Commission on March 19, 2003, as amended by the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on September 10, 2003 and October 22, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Bookham Technology by contacting Bookham Technology Investor Relations at + 44 (0) 1235 837000.

New Focus and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of New Focus in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein is included in the proxy statement/prospectus of Bookham Technology and New Focus described above. Additional information regarding these directors and executive officers is also included in New Focus’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 11, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from New Focus by contacting New Focus Investor Relations at (408) 919-2736 or investor@newfocus.com.